SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: August 10, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Amended and Restated Management Discussion and Analysis for the period ended May 31, 2011, Form 52-109F2R CEO and CFO Certifications, and the Registrant's News Release dated August 9, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corp.

(Registrant)

“James E. Sinclair”

Date:   August 10, 2011

James E. Sinclair

Chief Executive Officer

Exhibit 1

Amended and Restated

Management’s Discussion and Analysis

For Tanzanian Royalty Exploration Corporation (the “Company”)

of Financial Condition and Results of Operation

Three and Nine Months ended May 31, 2011

(in Canadian dollars)

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tanzanian Royalty Exploration Corporation (the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended May 31, 2011 and 2010 and the audited Consolidated Financial Statements for the years ended August 31, 2010, 2009 and 2008.

The financial information in the MD&A is derived from the Company’s Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD&A is July 15, 2011.

Overall Performance

As of May 31, 2011 the Company had Current Assets of $8,057,465 as compared to $1,734,764 on August 31, 2010.  The increase is due to cash received from private placements.  Deferred Exploration Costs were $35,798,984 at May 31, 2011 as compared to $29,956,026 on August 31, 2010.

The Company has issued common shares during the nine month period ended May 31, 2011 in the amount of $15,865,000.   Of the capital raised, over 50% is utilized for property acquisition, exploration, capital equipment purchases and general operating expenses in Tanzania as previously disclosed and as tabulated below.  The remaining capital raised was invested in interest bearing investments, which are readily available.

C$ (000)
Cash available September 1, 2010	1,326
Financing (net of share issue costs)	15,865
Total funds raised	17,191
Equipment purchases	(787)
Mineral property expenditures including licenses, environmental and exploration	(6,105)
Funds remaining from financing	10,299
General corporate expenses	(2,819)
Funds Available May 31, 2011	7,480

Management of the Company believes that the current level of funds is expected to be sufficient to achieve its business objectives and milestones over the next 12 months.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include: the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Annual Information Form for the year ended August 31, 2010, which is filed on SEDAR.

Amended and Restated

Due to the current low interest rate environment, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing sis and will make appropriate changes as required.

TRENDS

•

There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  Although the prices of precious and base metals have risen substantially over the past several months, the Company remains cautious;

•

The Company’s future performance is largely tied to the outcome of future drilling results and the development of the Buckreef project; and

•

Current financial markets are likely to be volatile in Canada for the remainder of the year and potentially into 2012, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing/raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the Three months Ended May 31, 2011	As at and for the Three months ended May 31, 2010	As at and for the nine months ended May 31, 2011	As at and for the nine months ended May 31, 2010
Total Revenues	$0	$0	$0	$ 0
Net Loss for the period	($1,493,336)	($934,445)	(3,803,511)	(2,619,728)
Basic and diluted loss per share	($0.016)	($0.010)	($0.041)	($0.029)
Total assets	$45,391,243	$31,731,729	45,391,243	31,731,729
Total long term financial liabilities	$2,944,986	$1,000,000	2,944,986	1,000,000
Cash dividends declared per share	$0	$0	$0	$0

Results of Operations-Year to date

Net loss for the nine month period ended May 31, 2011 was $3,803,511 compared to $2,619,728 for the comparable period in 2010.  For the three month period ended May 31, 2011 and May 31, 2010, the net loss was $1,493,336 and $934,445, respectively.  The increase in losses over the nine month and three month periods ended May 31, 2011 is primarily due to an increase in operating costs to refurbish and relocate office and staff to the Buckreef Project site as well as the purchase of fixed assets.

The Company has concentrated on the bulk sampling program at Kigosi/Msonga and start up of the Buckreef property during the nine month period ended May 31, 2011.  The net spending on Mineral Properties and Deferred Costs has increased from $2,222,499 during the nine month period ended May 31, 2010 to $6,202,425 for the nine month period ended May 31, 2011.  The costs for 2011 include acquisition costs of US$3,000,000 for the right to earn a 55% interest in the Buckreef Project and $2,000,000 in continued exploration costs at Kigosi.

Amended and Restated

Recoveries received during the nine month period ended May 31, 2011 and 2010 from option agreements were $279,244 and $346,090, respectively.  During this period, the Company has abandoned and written off expenses relating to six properties in the Manonga project area in the amount of $101,388.  The Company wrote off further expenses related to previously abandoned properties in the amount of $4,614 for a total write off of $108,513.  There were no write offs during the same period in 2010 other than writing off license fees on previously abandoned properties.

Beginning in 2011, the number of employees in Tanzania has significantly increased.  The Company has increased personnel in all areas as a result of the new Buckreef Mine Project signed in December of 2010. The accounting and administrative function has been strengthened in the US and Tanzania with the addition of a new Chief Financial Officer and senior staff in Tanzania. Additionally, the Chief Executive Officer is now being paid a monthly salary starting in May 2011.  As a result, salaries and benefits expense has increased from $737,849 for the nine month period ended May 31, 2010 to $1,132,801 for the nine month period ended May 31, 2011.

Professional fees increased by $150,745 for the nine month period ended May 31, 2011 to $414,917 from $264,172 for nine month period ended May 31, 2010.  The increase is due to legal expenses incurred primarily as a result of the Buckreef acquisition and financing agreements the Company entered into during the period.

For the nine month period ended May 31, 2011, the foreign exchange loss was $194,230 compared to an exchange loss of $120,979 for the same period ended May 31, 2010.  This increased loss of $73,251 was due to the nine month average Tanzanian Shilling exchange rate having increased from 1239 at May 31, 2010 to 1487 at May 31, 2011.

Office and administration costs decreased from $116,304 for the nine months ended May 31, 2010 to $88,108 for the same period ended May 31, 2011.  In previous year, the Company incurred large freight and clearance charges related to camp set-up costs at Kigosi.

Restricted Stock Unit (“RSU”) expense for 2011 was $215,113 compared to $127,230 in 2010.  During the current year, there was an RSU expense of $68,650 as a result of an employee having satisfied early vesting performance goals.  The unit cost for RSUs now outstanding is greater than those outstanding during last year.

The directors’ fees for the nine months ended May 31, 2011 was $318,255 compared to $409,878 in the same period of 2010.  The decrease of $91,263 was due to the RSU portion of directors’ fees having vested in May 2010.  The decrease is partly offset by an increase in RSU unit costs in 2010.  The RSU portion of the directors’ fees expense was $310,025 and $336,907, for 2011 and 2010, respectively. The decrease was due to RSUs forfeited as a result of the resignation of a director during the nine month period ended May 31, 2011.

Transfer agent and listing fees increased from $153,052 for the nine month period ended May 31, 2010 to $216,177 for the nine month period ended May 31, 2011.  The increase of $63,126 was due to the issuances of convertible debt and private placements completed during the current nine month period.

For the nine month period ended May 31, 2011 travel and accommodation expense increased by $78,838 to $137,853 from $59,015 during the same period in 2010. The increase reflects the increase in number of employees and related travel to and from the mining and exploration sites, travel to Tanzania by senior management for the purpose of the Tanzania shareholder trip and Buckreef property acquisition during the nine month period ended May 31, 2011.

The interest accretion expense for the nine month period ended May 31, 2011 and 2010 were $141,697 and $1,806, respectively. This interest relates to the issuance of convertible debt.

For the nine month period ended May 31, 2011, amortization expense was $344,659 compared to $144,868 for the same period in 2010.  The increase of $199,791 was due to capital purchases for the bulk sampling program at Kigosi and equipment purchases for the Buckreef project. The capital expenditure for the nine month period ended May 31, 2011 was $786,682 as compared to $458,440 in the period ended May 31, 2010.

Amended and Restated

Costs for annual general meeting decreased by $15,930 primarily due to the Company no longer printing annual reports for distribution.  Annual reports are available on the Company’s website.  The expenses for the nine month period ended May 31, 2011 and 2010 were $73,304 and $89,234, respectively.

Consulting and management fees increased from $185,529 for the nine month period ended May 31, 2010 to $210,960 for the same period ended May 31, 2011.  The increase of $25,431 was due to fees paid to a financing consulting firm and is partly offset by the decrease in payments made as retainer fees due to the resignation of one member of the Technical Committee.

Results of Operation-Current Quarter

For the three month period ended May 31, 2011, the net expenditures on Mineral Properties and Deferred Exploration Costs were $1,212,091 as compared to $842,244 for the three month period ended May 31, 2010.  The increase in spending of $369,847 is due mainly to set up costs at Buckreef.  During the three month period ended May 31, 2011, the Company abandoned and wrote off related expenses for six Manonga project area properties while there were no property write-offs in the three month period ended May 31, 2010.

Salaries and benefits expenses for the three month period ended May 31, 2011 and May 31, 2010 were $428,088 and $237,175, respectively.  The increase of $190,913 was due to the increase in the number of employees mainly in Tanzania for the Buckreef Project.

Travel expenses were $50,597 for the three month period ended May 31, 2011 and $32,336 for the same period in 2010.  The increase of $18,261 was due to the increased number of employees and travel for the Buckreef Project.

For the three months ended May 31, 2011 the interest accretion expense was $46,335. For the same period ended May 31, 2010, the interest accretion was $286, as there was only one convertible debt in May 2010.

The directors’ fees for the three month period ended May 31, 2011 was $110,981 compared to $187,453 for the three month period ended May 31, 2010.  The decrease is due to the current year’s RSU directors fees vesting in June 2011 compared to previous year’s RSU directors fees having vested in May 2010.   The expense will be reflected in last quarter of the current year.

Professional fees for the three month period ended May 31, 2011 and 2010 were $147,848 and $74,816, respectively.  The increase of $73,063 is due to legal fees related to the issuance of warrants.

During the three month period ended May 31, 2011, amortization expense was $196,958, an increase of $145,072 from the three month period ended May 31, 2010.   The increase in amortization reflects the increase in assets for the Kigosi bulk sampling and Buckreef projects.

During the three month period ended May 31, 2011,  legal fees in the amount of $114,321 was paid to a law firm in which one of the Company’s directors is a partner, compared to $25,047 paid during the three month period ended May 31, 2010.  A significant portion of the increase in legal fees is due to preparation of the agreements with regard to the Buckreef acquisition.

During the three month period ended May 31, 2011, Tanzania office rent in the amount of US$2,400 was paid to a company related to the Chairman and COO (Tanzania) . The rent is for the main Company office in Dar es Salaam and is at prevailing market rates.  $6,291 was paid for administrative services including technical support and services for the President and CEO’s website which is recorded as a receivable and   the President and CEO reimburses the Company at fiscal year end.

Amended and Restated

Summary of Quarterly Results (unaudited)

	2011 May 31	2011 February 28	2010 November 30	2010 August 31	2010 May 31	2010 February 28	2009 November 30	2009 August 31
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($1,493,336)	($1,100,311)	($1,209,864)	($807,927)	($934,445)	($881,166)	($804,117)	($505,397)
Basic and diluted loss per share	($0.016)	($0.012)	($0.013)	($0.011)	($0.011)	($0.009)	($0.009)	($0.006)

The variances in quarterly results reflect the increased activity costs associated with the growth of the company.

The recent Buckreef acquisition, signed December 2010, resulted in increased costs compared to prior periods for quarters ended February and May 31, 2011. Additional administration and exploration personnel also account for the increased quarterly costs. Costs are expected to increase on a quarterly basis mainly due to the Buckreef project implementation.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on properties is largely based upon its ability to raise capital by equity funding and debt financing.

As of May 31, 2011 the Company’s working capital position was $7,608,767 as compared to $1,113,969 on August 31, 2010.  As the Company’s mineral properties advance under various exploration agreements, equity and debt financing could increasingly play a role in funding exploration and mining activities.

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.  Current details of option payments required in the future if the Company is to maintain its interest are as follows:

	Option Payments Due by Period (US$)
	Total	Less than 1 year	2-3 years	4-5 years	over 5 years
Option Agreement Obligations	$564,000	$296,000	$223,000	$45,000	Nil

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.

Amended and Restated

On September 23, 2010 the Company completed a private placement with an arm’s length third party consisting of a three-year convertible promissory note in the principal amount of $1,000,000 bearing interest at 3% and convertible into 221,337 common shares at the price of $4.518 per share.

On October 4, 2010 the Company completed a private placement with arm’s length third parties consisting of three-year convertible promissory notes in the aggregate principal amount of $1,060,000 bearing interest at 3% and convertible into 204,772 common shares at the price of $5.1765 per share.

On November 5, 2010 the Company completed $4,841,600 private placements with arm’s length third parties for an aggregate 800,000 common shares at the price of $6.052 per share and an aggregate 200,000 common share purchase warrants exercisable at the price of $7.309 per share and expiring on October 20, 2012.  In addition, the Company paid a finder’s fee payable in 64,000 common shares at the subscription price of $6.052 per share to arm’s length third parties.  The warrants have a value of $300,003 net of issuance costs.

On November 23, 2010 the Company completed a $5,000,000 private placement with an arm’s length third party for 851,209 common shares at the price of $5.874 per share and 212,802 common share purchase warrants exercisable at the price of $7.05 per share and expiring on November 9, 2012.  In addition, the Company paid a finder’s fee payable in 68,097 common shares at the subscription price of $5.874 per share to arm’s length third parties.   The warrants have a value of $315,988 net of issuance costs.

On January 31, 2011 the Company completed a $4,049,110 private placement with an arm’s length third party for 690,150 common shares at a price of $5.867 per share and 172,538 common share purchase warrants exercisable at the price of $6.903 per share expiring on December 22, 2012.  In addition, the Company paid a finder’s fee payable in 58,663 common shares at the subscription price of $5.867 per share to an arm’s length third party.  The warrants have a value of $235,853 net of issuance costs.

On April 1, 2011 the Company received notice from an arm’s length third party to convert its Promissory Note dated May 11, 2010 in the principal amount of $1,000,000 bearing interest at 3% and convertible into 222,173 common shares at a price of $4.501 per share plus 25,000 common shares for converting by October 11, 2011.  247,173 common shares were issued on April 1, 2011.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the nine month period ended May 31, 2011, $318,255 was paid or payable by the Company to directors for professional fees. Directors were paid $8,230 in cash and $310,025 in non cash equivalent RSUs during the nine month period ended May 31, 2011 compared to $68,775 and $336,907, respectively, during the nine month period ended May 31, 2010.   The directors’ fees for the three month period ended May 31, 2011 was $110,981 compared to $187,453 for the three month period ended May 31, 2010.  The decrease is due to the current year’s RSU directors fees vesting in June 2011 compared to previous year’s RSU directors fees having vested in May 2010.

The company engages a law firm for professional services in which Rosalind Morrow, one of the Company’s directors is a partner.  During the nine months ended May 31, 2011, the legal expense charged by this firm was $302,496 (2010 - $147,847). During the three month period ended May 31, 2011, legal fees in the amount of $114,321 was paid to the law firm in which Rosalind Morrow is a partner.  A significant portion of the increase in legal fees is due to preparation of the agreements with regard to the Buckreef acquisition.

Amended and Restated

In addition, during the nine month period ended May 31, 2011 $119,024 (2010 - $154,423) was paid to Anton Esterhuizen, Ulrich Rath and Marek Kreczmer of the Company's Technical Committee as additional compensation for providing technical expertise to the Company.  The decrease is due to the resignation of Marek Kreczmer in November 2010.  During the three month period ended May 31, 2011 $37,200 was paid to Anton Esterhuizen and Ulrich Rath.

On September 7, 2010 the Company completed an $800,000 private placement pursuant to a subscription agreement dated August 24, 2010 with James E. Sinclair, the Company’s President and CEO for 144,430 common shares at a price of $5.539 per share.  There were no private placements completed with Mr. Sinclair during the three month period ended May 31, 2011.

On February 1, 2011 the Audit Committee approved a waiver of the Company’s Code of Ethics and Business Conduct (the “Code”) with respect to entering into a loan agreement (the “Loan Agreement”) with Joseph Kahama (“Kahama”), the Chairman and COO (Tanzania) of the Company, providing for a six month loan from the Company to Kahama in the principal amount of US$100,000 on arm’s length commercial terms, bearing interest at the prime rate charged by the Company’s bankers, determined monthly (the “Loan”).  The Board approved the waiver of the Code in connection with the Loan and entering into the Loan Agreement with Kahama on February 1, 2011. Kahama has confirmed the repayment of the loan principal plus interest on or before August 1, 2011.  There were no loans made to Kahama during the three month period ended May 31, 2011.

During the nine month period ended May 31, 2011, US$7,200 was paid to a company associated with Kahama for office rent.  During the three month period ended May 31, 2011, Tanzania office rent in the amount of US$2,400 was paid to a company related to Kahama. The rental rate charged to the Company is at the prevailing market rate.

As at May 31, 2011, the Company has a receivable of $35,420 from James E. Sinclair.  The receivable is a result of administrative services including technical support and services for Mr. Sinclair’s website.  Mr. Sinclair reimburses the Company at fiscal year end.  During the three month period ended May 31 2011, $6,291 was paid for administrative and technical support and services for Mr. Sinclair’s website which is recorded as a receivable.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Company’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Company and its affiliates and to expend maximum effort to improve the business results and earnings of the Company, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the RSU Plan provides for the grant of restricted stock units (“RSUs”).  Each RSU represents an entitlement to one common share of the Company, upon vesting.  As of November 24, 2010 the Board resolved to suspend 1,800,000 of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 700,000 Shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended.  Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan.  Any such performance goals are specified in the Award Agreement.

The Board of Directors implemented the RSU Plan under which employees and outside directors are compensated for their services to the Company.  Annual compensation for directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437 per year for serving as Chair of a Committee.  At the election of each individual director, up to one-third of the annual compensation may be received in cash, paid quarterly.  The remainder of the director’s annual compensation (at least two-thirds, and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one (1) year and a maximum of three (3) years, at the election of the director, subject to the conditions of the RSU Plan with respect to earlier vesting.   In 2011 outside directors had the option to elect to receive 100% of their compensation in RSUs.  If 100% compensation in RSUs elected, the compensation on which the number of RSUs granted in excess of the required 2/3 shall be increased by 20%.

Amended and Restated

Of the 700,000 shares authorized for issuance under the Plan, 379,606 shares have been issued as at May 31, 2011.

For the nine month period ended May 31, 2011, stock-based compensation expense, including directors’ fee portion, related to the issue of RSU shares was $525,138 (2010 - $464,137).

Changes in Accounting Policies including Initial Adoption

Initial Adoption of New Canadian Standard

(i)

Accounting for Units of Equity:

The Company may issue units of equity consisting of common shares and share purchase warrants.  The Company allocates the proceeds received to the common shares and share purchase warrants, pro rata, using the market value of the shares and the fair value of the warrants. The Company used the Black Scholes method to value the amount allocated to the warrants.

Future Canadian accounting standards:

(ii)

International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will therefore adopt IFRS for its August 2012 year end and beginning with the 1st quarter financials ended November 2011.  The transition date of September 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011. The impact of the new standards on the Company’s financial statements is currently being evaluated by management.

As we proceed with our transition, we are also assessing the impact on our internal controls over financial reporting, and on our disclosure controls and procedures. Changes in accounting policies or business processes require additional controls or procedures to ensure the integrity of our financial disclosures. We have not yet completed the design and implementation of the new controls and have not yet tested them. The transition to IFRS however, is not anticipated to require any significant changes in our internal control over financial reporting or our disclosure controls and procedures.

We will begin training management and accounting staff in the first quarter of the new fiscal year ended November 2011. Training will be delivered mainly by external advisors, and focusing on the accounting issues most relevant to us.  Sessions will continue into 2012. As a result, we are confident that there is sufficient expertise within and outside the company to allow us to effectively transition to IFRS.

Our transition plan will include the need to inform external shareholders about the impact of the IFRS transition in our financial reporting.

Amended and Restated

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impact on the Company’s financial statements has been done on a high level basis.

For mineral properties, Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed or capitalized. IFRS allows for the same treatment but the exploration costs need to be classified as either tangible or intangible assets.

Under Canadian GAAP, stock compensation expense may be recognized using either the graded vesting or straight-line method. IFRS requires that graded vesting be used with each installment accounted for as a separate arrangement. Currently, the Company does not have any stock options but grants Restricted Stock Units (RSUs) which has similar features. The impact of IFRS on RSUs needs to be further investigated by the Company.

We have also evaluated the impact of IFRS on our business activities in general. As a result, we believe the implementation of IFRS will not have a material impact on our risk management practices, capital requirements, compensation arrangements, information technology or compliance with debt covenants or other contractual commitments.

Critical Accounting Estimates

The Company’s most critical accounting estimate relates to the impairment of exploration licenses and associated costs.  The Company abandoned six properties during the period ended May 31, 2011 and wrote off $108,513 of costs on the abandoned mineral properties.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.  Other areas requiring the use of significant estimates include the determination of stock-based compensation and future income taxes.  Other than discussed above, the Company did not identify any other changes to its critical accounting estimates from those discussed in the year end report.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 94,495,595 common shares outstanding and a total of 449,187 Restricted Stock Units have been issued.

Subsequent Events

On June 2, 2011 69,581 shares were issued to outside directors for 2010 annual compensation paid in RSU shares.

As of July 11, 2011 the Board resolved that the Company authorize for issuance up to a maximum of 105,000,000 common shares, subject to further resolutions of the Company’s board of directors.

On July 12, 2011 the company announced that it has entered into an underwriting agreement with Casimir Capital Ltd. (the “Underwriter”) whereby the Underwriter has agreed to purchase 4,237,289 units (the “Units”) of the Company on a bought deal basis at a price of US$5.90 per Unit, for sale to the public in Canada and the United States.  The offering is expected to provide the Company with aggregate gross proceeds of US$25,000,000 less underwriter fees of $1,750,000 and related expenses. Each unit consists of one common share and one common share purchase warrant exercisable at a price of US$7.00 for a period of 2 years following closing. The Company will also issue to the underwriter Compensation Warrants to purchase 296,610 common shares exercisable at a price of US$5.90 for 2 years.

Subsequent to May 31, 2011 the Company has identified a number of properties to be abandoned in addition to the six Manonga project area properties abandoned in the current three month period.  The related costs are undetermined at this time and will be written off during the fourth quarter.

Amended and Restated

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable, and accrued liabilities and obligations under capital lease, of which some are held in different currencies.  The Company does not engage in any hedging activities relating to these foreign denominated assets and liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Litigation

There are no legal proceedings which may have or have had a significant affect on the Company’s financial position or profitability.

Exploration Summary

Buckreef Project

The Buckreef Project is an Advanced Exploration Project heading to Feasibility study with total NI 43-101 compliant Measured, Indicated and Inferred resources of 47.32Mt @ 1.39 g/t Au [2.12M oz] at 0.5g/t Au cut-off grade in four deposits at Buckreef, Tembo, Bingwa and Buziba. The Buckreef Project also consists of a fifth prospect, the Eastern Porphyry, that is currently the focus of further detailed exploration work to define a potential NI 43-101 compliant resource estimate.

Since December 2010, the Company has completed a preliminary due diligence of previous exploration work, completed preliminary planning on expansion and follow-up exploration programs and has commenced undertaking further exploration activities on the Buckreef Project as briefly summarized for each prospect below.

The Company is currently in discussions with international consulting firms with respect to a turnkey price for the construction of plant and mine-related facilities at the Buckreef Project.

Progress was also made with the ongoing data validation program for the Buckreef Project.

Eastern Porphyry Prospect

 A major priority for the Company will be the initiation of exploration work along established mineral trends within the Buckreef Project area. Of particular interest is the Buckreef Eastern Porphyry area where the potential to establish additional resources along a continuous mineralized zone that is known to extend for at least 300 metres has yet to be fully evaluated. Of particular significance was the review of drill sections from the Buckreef Eastern Porphyry area which highlighted the potential to establish additional resources along a continuous mineralized zone that is known to extend for at least 300 metres.

Significant drill intercepts were observed during the review including 3.0 metres grading 22 g/t gold from RAB drilling. RC drilling at an average depth of 115 metres returned a peak grade of 18 metres averaging 6.58 g/t gold, 4.0 metres averaging 2.07 g/t gold,  3.0 metres  grading 2.18 g/t gold, 2.0 metres averaging 8.81 g/t gold and 5.0 metres grading 1.35g/t gold.

Wide spaced RC holes within this area in the past returned high gold values that were never followed up. At least one of the better RC holes from past drill programs will be "twinned" to determine the structure of the mineralized zone including its dip direction. With this information in hand, the Company's technical staff will be in a better position to lay out in-fill holes to better define the zone.

A total of 24 RC holes aggregating 2,400 metres have been proposed to close up mineralization to the south and confirm a new mineralized zone identified from previous drilling. At least four diamond holes totaling 600 metres have been proposed to verify the existence and structural nature of NNE trending mineralized structures.

Amended and Restated

Tembo Prospect

Tembo Prospect, located in an adjacent but sub-parallel shear zone to the regional ENE-WSW trending Rwamagaza main shear zone, lies approximately 3km south-west of the main Buckreef Mine. Gold mineralisation at Tembo is hosted within grey quartz stringers, veinlets and boudins all tightly constrained by east-west shears hosted in basaltic volcanic units.

An additional 1,500-2,000m of RC and 180m of Diamond Core drilling are planned to commence in November 2011. The RC drilling is planned to test the strike and down-dip extension to the east of the main Tembo deposit while the core drilling is to accommodate additional metallurgical and specific gravity analytical test-work.

Bingwa Prospect

Bingwa lies at the northern margin of the RGB adjacent to a sheared contact with a granitic intrusive and approximately 4km east of Buckreef. Gold mineralisation, associated with quartz veining in strongly foliated and altered greenstone in a shear zone abutting the granitoid contact, has been identified by drilling over a strike length of 350m and up to 100m below surface with the main zone of mineralisation occurring over a strike length of 150m.

The majority of the mineralisation defined to date lies in the oxide zone, which extends to 40 to 60m below surface. An additional 1,500m of RC and 180m of Diamond Core drilling are planned to commence in mid-November 2011. The RC drilling is planned to test the SW strike and potential down-dip extension of the main Bingwa deposit while the core drilling is to accommodate additional metallurgical and specific gravity analytical test-work

Buziba Area

The Buziba Prospect is located approximately 20km east of Buckreef and the gold mineralisation is also similarly hosted in pillowed mafic rocks intruded by a suite of feldspar porphyry dyke slivers. Of immediate interest to the Company is the presence of a surficial laterite-cemented quartz rubble deposit previously targeted by artisinal miners.

The Company commenced a pitting and bulk sampling program in June 2011. The program is ongoing and it is planned to complete bulk sampling of a total of 50 pits to effectively assess the potential tonnage and grade distribution of this potentially economic resource

Eleven grab samples were collected at the Buziba prospect during the report period and laboratory results were received in May. The samples collected were from heaps left behind by artisanal miners and included values in sub-angular quartz rubble/pebbles grading as high as 2.52 g/t.

Buckreef Tailings Retreatment Project

As part of the due diligence conducted at Buckreef, the Company established the presence of serviceable and functional slurry tailings processing pits that were part of the main ore processing plant when Buckreef Mine was briefly operational in the 1980’s. The Company has subsequently commenced a detailed inventory of the grade and tonnage of the existing tailings dump at Buckreef Mine, and will explore the viability of a gold tailing retreatment program and plant to generate additional cash flow.

Kigosi Project: Msonga Area

During the report period, drill crews completed the planned close-spaced infill RC-drilling program on the main Msonga Prospect which is part of the Kigosi Gold Project. Eight drill holes aggregating 755 meters were completed in March and further drilling is planned for completion of detailed exploration work to define a potential NI 43-101 compliant resource estimate.

The Kigosi gravity plant and related accessories were moved successfully to the Buckreef Project area during the report period, the intention being to reassemble the plant at the appropriate time for gravel mining at Buckreef.

Amended and Restated

A final application was submitted to the government to renew the Kigosi game reserve access permit and obtaining a full mining license and a decision is pending

Lunguya Prospect

Bulk samples were collected from four random pits within the Lunguya prospecting license during March. In addition, a vertical RC drill program was completed on the Lunguya project during May. The RC program was aimed at evaluating the gold-bearing gravel beds being mined by artisanal miners. The program included a total of 67 drill holes consisting of 437.5 metres. More holes are planned within the current artisanal pits or disturbed areas.

The outcome of the program will enable the Company’s technical team to delineate the existing gold-bearing gravel deposit for the near future mining plan. The results will also provide a better understanding on critical parameters such as tonnage, grades and recovery process equipment for commercial production.

Luhala Project

In January 2007, the Company concluded an Option Royalty Agreement with Sloane Developments Ltd. (“Sloane”) for its Luhala property.  Under the Option Agreement, the Company granted Sloane the right to earn a 100% beneficial interest in the Luhala Project.  Sloane has previously returned seven licences to the Company and retain their interest in two licences.  Sloane continues their operations at Luhala.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk, risk of not being able to convert to IFRS prior to the changeover date of September 1, 2011 and regulatory risk.  For further details on the risk factors affecting the Company, please see the Company’s Annual Information Form or annual MD&A filed on SEDAR.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2010.  In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or a combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected.  The company identified a material weakness in its internal control over financial reporting as of August 31, 2010:

•

The Company has limited accounting personnel with expertise in generally accepted accounting principles to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting.  This control deficiency resulted in audit adjustments to inventory, foreign exchange gain, convertible debt, contributed surplus and equity which were corrected in the financial statements prior to issuance.

In order to mitigate the reasonable possibility, resulting from this material weakness, that a material misstatement of the financial statements would not be prevented or detected in the future, management’s remediation plan includes continuing to obtain expert advice to assist with the accounting for complex matters and continuing to review the assignment of responsibilities to address, where practicable, any segregation of duties concerns.

Amended and Restated

The Company’s independent auditor, KPMG LLP, the independent registered public accounting firm that audited the financial statements, has issued an audit report on the Company’s internal control over financial reporting which is included with the financial statements for years ended  August 31, 2010, 2009 and 2008.

Changes in Internal Controls over Financial Reporting

During the nine months ended May 31, 2011, the Company has strengthened internal controls and implemented additional segregation of duties on both administrative and operational sides of the business. Additional personnel were hired and new procedures and controls documented and implemented in conjunction with the continued growth of the Company. The Chief Executive Officer and the Chief Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities. Management have also designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of  financial statements in accordance with Canadian generally accepted accounting principles.

Evaluation of Disclosure Controls and Procedures

The Company believes it has fully remediated the weakness previously identified, with full operating effectiveness control documentation and testing, including auditor attestation, to be completed at year end.

Inherent Limitations of Disclosure Controls and Internal Control over Financial Reporting

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Approval

The Board of Directors of Tanzanian Royalty Exploration Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it and can be located while additional information will be available on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Amended and Restated

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

Form 52-109F2R

Certification of refiled interim filings - full certificate

This certificate is being filed on the same date that Tanzanian Royalty Exploration Corporation (the “issuer”) has refiled the interim Management's Discussion and Analysis for the period ended May 31, 2011.

I, Steven Van Tongeren, Chief Financial Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2011 and ended on May 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  August 9, 2011

“Steven Van Tongeren”

Steven Van Tongeren

Chief Financial Officer

Form 52-109F2R

Certification of refiled interim filings - full certificate

This certificate is being filed on the same date that Tanzanian Royalty Exploration Corporation (the “issuer”) has refiled the interim Management's Discussion and Analysis for the period ended May 31, 2011.

I, James E. Sinclair, President and Chief Executive Officer of Tanzanian Royalty Exploration Corporation certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Tanzanian Royalty Exploration Corporation (the “issuer”) for the interim period ended May 31, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

7.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

8.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2011 and ended on May 31, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:  August 9, 2011

“James E. Sinclair”

James E. Sinclair

President and Chief Executive Officer

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

Tanzanian Royalty Files Amended and Restated MD&A

For Period Ended May 31, 2011

South Surrey, British Columbia, August 9, 2011

Tanzanian Royalty Exploration Corporation (TSX: TNX; NYSE-Amex: TRX) (the “Company”) announced that as a result of a review by the British Columbia Securities Commission, it has filed amended and restated MD&A for the period ended May 31, 2011 to include additional disclosure required by applicable regulatory requirements, and is issuing this press release to clarify the Company’s disclosure.

The amended MD&A (available at www.sedar.com) now includes a discussion of the Company’s analysis of current quarter and year-to-date results including a comparison of results of operations and cash flows to the corresponding periods in the previous year, additional related party disclosure, discussion of significant quarterly fluctuations, additional information relating to a subsequent event note and relating to prior financings, additional information regarding internal control over financial reporting and disclosure controls and procedures, an exploration summary for the Luhala property, information concerning the Company’s changeover plan for IFRS and a related risk factor, and a revised cautionary note regarding forward-looking statements.

The additional disclosure does not impact the unaudited interim consolidated financial statements of the Company for the nine months ended May 31, 2011 and 2010 previously filed.

Respectfully submitted,

“Steve Van Tongeren”

Steve van Tongeren, Chief Financial Officer

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.